

Mail Stop 4720

May 5, 2017

James Kruger
Chief Financial Officer
Nelnet, Inc.
121 South 13th Street, Suite 100
Lincoln, Nebraska 68508

> **Re: Nelnet, Inc.**
> **Definitive Proxy Statement**
> **Filed April 14, 2017**
> **File No. 001-31924**

Dear Mr. Kruger:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Definitive Proxy Statement

Performance of Named Executive Officers for 2016, page 21

1. We note your disclosure on pages 19–21 regarding the use of performance goals in setting incentive compensation for your named executive officers. For example, we note that there were "[o]perating performance and efficiency targets" as well as "tiered goals" for adjusted earnings per share. It does not appear that you have provided a quantitative discussion of all the terms of the necessary targets to be achieved. In future filings, please disclose the specific targets used to determine performance-based compensation or provide us with an analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Katelyn Donovan, Staff Attorney, at (202) 551-8636 or me at (202) 551-3391 if you have any questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Special Counsel
Office of Financial Services